SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G*
(Rule 13d-102)

INFORMATION TO BE INCLUDED
IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND
(d) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2
(AMENDMENT NO. 2  )*

Consolidated Water Co. Ltd.
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

Not Applicable**
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☑ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** The CUSIP number is not applicable.  The Reporting Persons hold ordinary shares with ISIN KYG237731073

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Amundi

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
828,558

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
828,558

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
828,558

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐ Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Amundi Asset Management

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
828,558

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
828,558

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
828,558

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐ Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
FI

Item 1(a).	Name of Issuer:

Consolidated Water Co. Ltd.

Item 1(b).	Address of Issuer's Principal Executive Offices:

Regatta Office Park, Windward Three
4th Floor
West Bay Road, P.O. Box 1114
Grand Cayman, KY1-1102
Cayman Islands

Item 2(a).	Name of Person Filing:

Amundi
Amundi Asset Management

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Amundi
91-93 boulevard Pasteur
75015 Paris, France

Amundi Asset Management
90 boulevard Pasteur
75015 Paris, France

Item 2(c).	Citizenship:

Both Amundi and Amundi Asset Management are organized under the laws of the Republic of France.

Item 2(d).	Title of Class of Securities:

Ordinary Shares

Item 2(e).	CUSIP Number:

The CUSIP number is not applicable.  The Reporting Persons hold ordinary shares with ISIN KYG237731073.

Item 3.	If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or
240.13d-2(b) or (c), Check Whether the Person Filing Is a(n):

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f)	☐ Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g)	☐ Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☑ A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Section 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________________________ .

Amundi is a holding company organized under the laws of France as a société anonyme.
Amundi Asset Management is an investment company organized under the laws of Frances as a société anonyme.

Item 4.	Ownership.

Amundi is a majority-owned affiliate of Credit Agricole S.A., a French bank.  Amundi Asset Management is a wholly-owned subsidiary of Amundi.
(a)	Amount beneficially owned: See Item 9 of each cover page.

(b)	Percent of class: See Item 11 of each cover page.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: See Item 5 of each cover page.

(ii)	Shared power to vote or to direct the vote: See Item 6 of each cover page.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 of each cover page.

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  Executed as a sealed instrument this 16th day of February, 2021.

Company Name
Amundi
By:	/s/ Lisa M. Jones
Name: Lisa M. Jones
Title: President and Chief Executive Officer
Head of the Americas
Amundi US, Inc.
By Power of Attorney

Company Name
Amundi Asset Management
By:	/s/ Lisa M. Jones
Name: Lisa M. Jones
Title: President and Chief Executive Officer
Head of the Americas
Amundi US, Inc.
By Power of Attorney

Exhibit 1

AGREEMENT

Each of the undersigned, pursuant to Rule 13d-1(k)(l) under the Securities Exchange Act of 1934, as amended, hereby agrees that only one statement containing the information required by Schedule 13G needs be filed with respect to the ownership by each of the undersigned of the shares of ordinary shares of Consolidated Water Co. Ltd. that the Schedule 13G to which this Agreement is appended as Exhibit 1 is to be filed with the Securities and Exchange Commission on behalf of each of the undersigned on or about the date hereof.

EXECUTED as a sealed instrument this 16th day of February, 2021.

Company Name
Amundi
By:	/s/ Lisa M. Jones
Name: Lisa M. Jones
Title: President and Chief Executive Officer
Head of the Americas
Amundi US, Inc.
By Power of Attorney

Company Name
Amundi Asset Management
By:	/s/ Lisa M. Jones
Name: Lisa M. Jones
Title: President and Chief Executive Officer
Head of the Americas
Amundi US, Inc.
By Power of Attorney